Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MainBancorp, Inc.

Commission File No. 333-106000

Date: July 22, 2003

Prosperity Bancshares, Inc. has previously filed with the Securities and Exchange Commission a registration statement on Form S-4 to register shares of Prosperity Bancshares common stock to be issued in one or more transactions involving the acquisition of businesses, assets, properties or securities. In connection with the proposed transaction between Prosperity Bancshares and MainBancorp, the shares of common stock to be issued by Prosperity Bancshares to the shareholders of MainBancorp have been registered under the registration statement on Form S-4 previously filed with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement and the prospectus included within the registration statement because they contain important information about Prosperity Bancshares. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus may also be obtained by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027, Attn: Investor Relations. Prosperity Bancshares’ telephone number is (713) 693-9307.

The following is the text of a press release issued on July 21, 2003 by Prosperity Bancshares concerning the execution of the definitive Agreement and Plan of Merger with MainBancorp, which provides for the merger of MainBancorp with and into Prosperity Bancshares:

[PROSPERITY BANCSHARES, INC. LOGO]

PRESS RELEASE	For more information contact:

Prosperity Bancshares, Inc. SM	Dan Rollins
Prosperity Bank Plaza	Senior Vice President
4295 San Felipe	713.693.9300
Houston, Texas 77027	dan.rollins@prosperitybanktx.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC. SM

TO ACQUIRE

MAINBANCORP, INC.

Prosperity Bank to increase presence in Dallas

9 locations in Dallas MSA

Increases Dallas area deposit base to approximately $400 million

HOUSTON, July 21, 2003. Prosperity Bancshares, Inc. (SM) (NASDAQ: PRSP) announced today the signing of a definitive agreement to acquire MainBancorp, Inc., the parent company for Dallas based, mainbank, n.a.

MainBancorp is privately held and is the bank holding company of mainbank, n.a., which operates four (4) banking offices in the Dallas area. As of June 30, 2003, mainbank, n.a. had total assets of $195.7 million, loans of $103.1 million, deposits of $172.1 million and shareholders’ equity of $22.7 million.

“This merger continues our string of strategic acquisitions. The combination of MainBancorp with Prosperity will create a $2.2 billion regional community bank with market capitalization of approximately $430 million. It significantly increases our asset base in the Dallas area—one of the fastest growing metropolitan areas in the nation, and provides us with an opportunity to enhance our revenues and earnings over the next several years,” commented David Zalman, Chief Executive Officer and President of Prosperity.

Under terms of the agreement, Prosperity will issue 1.5 million shares of its common stock and $9.5 million in cash, subject to adjustment, for all outstanding shares of MainBancorp. Based on the closing price of Prosperity’s stock on Monday, July 21, 2003 of $20.14, the transaction values MainBancorp at $39.7 million.

The merger has been approved by the Board of Directors of both companies and is expected to close before November 30, 2003. The transaction is subject to certain conditions, approval by MainBancorp shareholders and customary regulatory approvals. Operational integration is anticipated to begin during the fourth quarter of 2003.

Prosperity expects that the merger will be accretive to earnings one year after operational integration. This estimate does not consider any anticipated revenue enhancements that may be realized from the merger.

“This merger is an excellent geographic fit with our existing Dallas franchise and will increase our ability to provide our style of people-to-people banking in the Dallas area,” added Mark Lovvorn, Prosperity’s Dallas Area Chairman.

“The combination of our organizations will further our strategic goals of maintaining consistently strong earnings growth by leveraging our product and service capabilities over an expanded customer base,” added Dan Rollins, Prosperity’s Senior Vice President. “Together, we service over 145,000 deposit accounts which will provide us additional opportunities in the future.”

Ned Holmes, Chairman of the Board of Prosperity, said, “We have continued to look for opportunities to expand our presence in Dallas and believe that this acquisition will provide significant value to our shareholders, our customers, our associates, and the communities we serve. Together, our combined organization will be able to offer our customers a broader and more sophisticated array of products and services, while continuing to provide the highest level of customer and community service.”

Deke Hayes, President of MainBancorp added, “We are excited and pleased to be joining forces with Prosperity. Outstanding customer service and improved products and services make this merger a good fit for our customers, employees and shareholders. We look forward to joining the Prosperity team and building on their track record of customer focused products with local decision makers.” Hayes will serve as Vice Chairman—Dallas Area for Prosperity Bank upon consummation of the merger.

Following the merger, Prosperity will have a total of forty-nine (49) banking centers. Twenty-nine (29) in the Houston CMSA, nine (9) in the Dallas MSA and eleven (11) in eight contiguous counties southwest of Houston.

Strategic Rationale and Economics

•	Financially & strategically attractive
•	Increases pro forma capital
•	Market expansion opportunity for Prosperity Bank
•	Attractive core deposit franchise; provides platform for growth
•	MainBancorp efficiency ratio of 89.2% makes expense saves reasonable

•	Transaction Details
•	Shares issued: 1.5 million
•	Cash consideration: $9.5 million
•	Accounting Treatment: Purchase Accounting
•	Expected closing: 4Q 2003
•	Integration completion: 4Q 2003

•	Valuation (using Prosperity’s closing stock price on 7/21/03 of $20.14)
•	Price/book: 1.73x
•	Price/tangible Book: 2.09x
•	Price to 2000 earnings: 16.14x
•	Price to 2001 earnings: 44.56x
•	Price to 2002 earnings: nm
•	Price/assets 20.29%
•	Deposit premium: 12.02%

Conference Call

Prosperity’s management team will host a conference call on Tuesday, July 22, 2003 at 10:30 a.m. Eastern Daylight Time (9:30 a.m. Central Daylight Time) to discuss their second quarter 2003 earnings results, the acquisition of MainBancorp, business trends and their outlook for the rest of 2003. Individuals and investment professionals may participate in the call by dialing 1-800-362-0571.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybanktx.com. The webcast may be accessed directly from Prosperity’s Investor Relations page by clicking on the “2nd Quarter results and webcast link.”

Other recent acquisitions:

Acquisition of Abrams Centre National Bank, N.A.

On May 6, 2003, Prosperity completed the acquisition of Abrams Centre National Bank, N.A., in a cash transaction. Abrams Centre National Bank operated two (2) offices in Dallas, Texas, both of which became full service banking centers of Prosperity Bank.

Acquisition of BankDallas, s.s.b.

On June 1, 2003, Prosperity completed the acquisition of BankDallas, s.s.b., in a cash transaction. BankDallas operated one (1) office in Dallas, Texas, which became a full service banking center of Prosperity Bank.

Prosperity Bancshares, Inc. SM

Prosperity Bancshares, Inc. SM, formed in 1983, is a $2.0 billion financial holding company headquartered in Houston, Texas. Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybanktx.com, Trust and Financial Services, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. The company currently operates forty-five (45) full service banking locations in fifteen contiguous counties including the Greater Houston Metropolitan Area, and in Dallas.

Prosperity Bank operates the following full service banking centers: Angleton, Bay City, Beeville, Clear Lake, Cleveland, Cuero, Cypress, Dallas—Abrams Centre, Dallas—Camp Wisdom, Dallas—Glenn Heights, Dallas—Turtle Creek, Dallas—Westmoreland, Dayton, East Bernard, Edna, El Campo, Fairfield, Galveston, Goliad, Hitchcock, Houston—Aldine, Houston—Bellaire, Houston—CityWest, Houston—Copperfield, Houston—Downtown, Houston—Gladebrook, Houston—Highway 6, Houston—Medical Center, Houston—Memorial, Houston—Post Oak, Houston—River Oaks, Houston—Tanglewood, Houston—Waugh Drive, Houston—Woodcreek, Liberty, Magnolia, Mathis, Mont Belvieu, Needville, Palacios, Sweeny, Victoria, West Columbia, Wharton and Winnie.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by our management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions’ estimates and projections about Prosperity Bancshares, Inc.SM and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include whether we can: continue to sustain our current internal growth rate or our total growth rate; successfully close and integrate acquisitions; continue to provide products and services that appeal to our customers; continue to have access to the debt and equity capital we need to sustain our growth; and achieve our sales objectives. Other risks include the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in our most recent Annual Report of Form 10-K .

Copies of Prosperity Bancshares, Inc.’sSM SEC filings may be downloaded from the Internet at no charge from www.prosperitybanktx.com.